Exhibit 4.7

MANAGEMENT RIGHTS AGREEMENT

THIS MANAGEMENT RIGHTS AGREEMENT (this “Agreement”) is entered into as of October 28, 2010 by and between Silverback Acquisition Corporation, a Delaware corporation (the “Company”), and Austin Ventures X, L.P., a Delaware limited partnership (the “Fund”) (together, the “Parties”).

RECITALS

WHEREAS, the Fund is seeking to satisfy certain requirements to qualify, or to maintain its qualification, as a “venture capital operating company” within the meaning of Department of Labor Regulation Section 2510.3-101(d) (the “Regulation”);

WHEREAS, the Regulation generally requires that a venture capital operating company have direct contractual rights to substantially participate in, or substantially influence the conduct of, the management of its portfolio companies; and

WHEREAS, in order to induce the Fund to invest in the Company, the Company has agreed to provide such rights to the Fund.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows.

1. Grant of Management Rights. From and after the Fund’s purchase of shares of Series A Preferred Stock of the Company (including any shares of Common Stock issued upon conversion thereof, the “Securities”), the Fund shall have the following contractual management rights. Such rights shall be in addition to, and nothing in this Agreement shall be deemed to limit, any other rights that the Fund may hold as a holder of the Securities or otherwise.

(a) The Fund shall be entitled to consult with and advise management of the Company on significant business issues, including without limitation management’s proposed quarterly and annual operating plans. Upon request by the Fund, management of the Company shall meet with authorized representatives of the Fund, at a mutually agreeable time and place, within thirty days after the end of each calendar quarter for such consultation and advice and to review progress in achieving such plans.

(b) The Fund shall be entitled to examine the books and records of the Company, inspect its facilities, and receive other information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations.

(c) For any period during which an authorized representative of the Fund is not a member of the Company’s Board of Directors, the Company shall invite the Fund’s authorized representative to attend all meetings of the Board and in connection therewith shall provide to such representative copies of all notices, minutes, consents, and other materials that it provides to its directors. Such representative may participate in discussions of matters brought before the Board, but shall in all other respects be a nonvoting observer.

2. Limitation on Management Rights. The Company shall not be required under this Agreement to provide access to attorney-client privileged communications or other information of an extremely sensitive nature the disclosure of which to the Fund would be materially detrimental to the Company. The Company acknowledges and agrees that the preceding sentence is not intended to prevent the Fund from obtaining information necessary for the Fund to substantially participate in, or substantially influence the conduct of, management of the Company within the meaning of the Regulation.

3. Termination of Management Rights. The management rights granted in paragraph 1 above shall terminate upon the earlier of: (i) consummation of a sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933 in connection with a firm commitment underwritten offering of the Company’s securities to the general public; (ii) any transaction (including, without limitation, a merger, acquisition or reorganization of the Company) pursuant to which the Fund exchanges 100% of the Securities for cash and/or securities that are, have become, or will within 12 months become freely tradable on a United States domestic, national securities exchange; (iii) distribution by the Fund to its constituent partners of 100% of the Securities; or (iv) any other transaction pursuant to which the Fund disposes of 100% of the Securities exclusively for cash and/or other consideration that does not include debt or equity securities or instruments.

4. Confidentiality. Except as otherwise required by applicable law, the Fund and any authorized representative acting on behalf of the Fund pursuant to this Agreement shall maintain the confidentiality of all proprietary Company information acquired pursuant to this Agreement and shall not disclose or use such information other than for a Company purpose or with the Company’s consent.

5. Restructuring. Subject to paragraph 3, above, if the Company engages in a restructuring or similar transaction, any resulting entity or entities shall be subject to this Agreement in the same manner as the Company.

6. Counterparts. This Agreement may be executed in any number of counterparts and, when so executed, all of such counterparts shall constitute a single instrument binding upon all Parties notwithstanding the fact that all Parties are not signatory to the original or to the same counterpart.

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IN WITNESS WHEREOF the Parties have executed this Management Rights Agreement as of the date first above written.

SILVERBACK ACQUISITION CORPORATION
a Delaware corporation

By:	/s/ JOHN T. MCDONALD
John T. McDonald,
Chief Executive Officer

[SIGNATURE PAGE TO MANAGEMENT RIGHTS AGREEMENT]

IN WITNESS WHEREOF the Parties have executed this Management Rights Agreement as of the date first above written.

AUSTIN VENTURES X, L.P.

By: AV Partners X, L.P., its general partner
By: AV Partners X, L.L.C., its general partner

By:	/s/ PHILIP SIEGEL
Name:	Philip Siegel
Title:	General Partner

[SIGNATURE PAGE TO MANAGEMENT RIGHTS AGREEMENT]